ALPHA BANK

02 NOV 22 AM 10: 14

BEST AVAILABLE COPY

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Athens, 6 November 2002

Attention: Special Counsel, Office of
International Corporate Finance

Re: Rule 12g3-2(b)
File No. 82-3399

02060276

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA CREDIT BANK A.E. is subject to the Exchange Act.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Sincerely,

M.E. MASSOURAKIS
Manager

C.E. KEFALAS

12/12

Enclosure: (5)

Economic Research Division
40 Stadiou Street
GR-102 52 Athens

Tel.: (01) 326 2828
Fax: (01) 326 2812
E-mail: dom@alpha.gr

ATHENS 2004
OFFICIAL BANK

File No. 82-3399

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΙΟΥΛΙΟΥ 2002
(Ποσά σε χιλιάδες Ευρώ)

02 NOV 22 AM 10: 14

ΕΝΕΡΓΗΤΙΚΟ

	2002		2001	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.085.905		1.642.923
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		4.508.299		10.718.570
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		2.924.820		2.002.104
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	14.488.089		12.192.952	
- Λοιπές απαιτήσεις	23.910		18.902	
	14.511.999		12.211.854	
Μείον: Προβλέψεις	275.900	14.236.099	199.560	12.012.294
Χρεόγραφα		1.863.722		1.890.799
Συμμετοχές		1.497.465		1.378.819
Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)		594.602		427.256
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		72.713		53.257
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		271.698		244.675
Λοιπά στοιχεία ενεργητικού		612.485		1.357.704
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		27.437.458		31.933.431
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		46.197.466		50.935.758

ΠΑΘΗΤΙΚΟ

	2002		2001	
Υποχρεώσεις προς πιστωτικά ιδρύματα		2.405.739		6.761.349
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	15.715.566		13.557.532	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	6.022.207		8.526.900	
	21.737.773		22.084.432	
- Επιταγές και εντολές πληρωτέες	161.222	21.898.995	158.861	22.243.293
Λοιπά στοιχεία παθητικού		472.041		538.612
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	9.021		7.305	
- Λοιπές προβλέψεις	12.965	21.986	67.108	74.413
Δάνεια μειωμένης εξασφαλίσεως		525.000		275.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		760.790	
Αποθεματικά	1.345.245	2.113.707	1.279.974	2.040.764
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		27.437.458		31.933.431
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		46.197.466		50.936.758

Αθήνα, 24 Σεπτεμβρίου 2002

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ
ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΑΥΓΟΥΣΤΟΥ 2002
(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2002	2002	2001	2001
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		760.035		1.874.822
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		3.515.310		7.766.469
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		3.244.244		1.524.716
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	14.646.555		12.306.115	
- Λοιπές απαιτήσεις	24.021		17.264	
	14.670.576		12.323.379	
Μείον: Προβλέψεις	275.900	14.394.676	199.560	12.123.819
Χρεόγραφα		1.938.545		1.408.026
Συμμετοχές		1.519.124		1.382.677
Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)		594.652		627.256
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		74.020		58.637
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		272.750		253.687
Λοιπά στοιχεία ενεργητικού		608.629		1.236.817
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		26.915.035		28.258.925
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		45.763.461		42.864.962

ΠΑΘΗΤΙΚΟ

	2002	2002	2001	2001
Υποχρεώσεις προς πιστωτικά ιδρύματα		1.996.156		2.828.043
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	15.477.702		14.204.056	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	6.086.308		8.074.581	
	21.564.010		22.278.637	
- Επιταγές και εντολές πληρωτέες	165.533	21.729.543	144.125	22.422.762
Λοιπά στοιχεία παθητικού		528.643		617.778
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	9.021		7.305	
- Λοιπές προβλέψεις	12.965	21.986	67.116	74.421
Δάνεια μειωμένης εξασφαλίσεως		525.000		275.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		760.793	
Αποθεματικά	1.345.245	2.113.707	1.280.128	2.040.921
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		26.915.035		28.258.925
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		45.763.461		42.864.962

Αθήναι, 24 Σεπτεμβρίου 2002

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No. 82-3399

THIRD QUARTER RESULTS FOR YEAR 2002 [31/10/2002]

Net profit after tax and minority rights reached Euro 63.2 million compared to Euro 28 million for the 2nd Quarter and Euro 23.1 million for the 1st Quarter 2002

Net profit after tax and minority rights for the 3rd Quarter 2002, reached Euro 114.3 million against Euro 208.9 million for the corresponding period of last year.

Alpha Bank's organic profitability continued its upward trend in the 3rd Quarter 2002. The Group's (consolidated) net profit (after taxes and minority rights) posted an increase of 125.7% and reached Euro 63.2 million, compared to Euro 28 million for the 2nd Quarter and Euro 23.1 for the first Quarter 2002. The Bank's (non consolidated) net profit before taxes posted an increase of 70% and reached Euro 80.9 million against Euro 47.6 for the previous Quarter. The enhancement of the profitability, in this difficult operating environment, is attributed among others, to the increase in net interest income (+6%), in commission revenues (+13%), in the positive result of trading activities (+50%) and in the reduction of operating expenses (-6%).

Table 1

ALPHA BANK : QUARTERLY RESULTS 2002

	Group				Bank			
(in million Euros)	**Q3**	**Q2**	**Q1**	**Δ%**	**Q3**	**Q2**	**Q1**	**Δ%**
Net interest income	190.1	178.8	169.1	6.3%	167.3	158.3	149.6	5.7%
Revenue excluding interest	157.8	137.6	113.4	14.7%	109.8	88.9	61.7	23.5%
Operating expenses	148.2	158.0	139.4	-6.2%	127.9	136.8	119.9	-6.5%
Depreciation and provisions	106.0	99.6	99.7	6.4%	68.4	62.8	59.1	8.9%
Net profit before tax and after minorities	93.5	51.3	40.5	82.3%	80.9	47.6	32.3	70.0%
Net profit after tax and minorities	63.2	28.0	23.1	125.7%	58.0	30.3	19.9	91.4%

Increased profitability reflects the enhancement of revenues primarily from banking operations and reduction of operating expenses, especially personnel costs. The Bank is rapidly expanding in the field of housing and consumer loans as well as in other financial activities, a result of which is the gradual improvement of income margins and the increase in commission revenues. The annualized increase of housing and consumer loans, at the end of September is 126% and 43% respectively. At the same time, through the branches' restructuring aiming at better services to clients by adapting new products and services according to customer segmentation has contributed to the Bank's profitability not only by attracting new clients and thus increasing sales but also by saving personnel which can be redeployed to other areas and new activities. Alpha Bank gives particular emphasis to reducing operating costs, at a time when revenues from Capital Markets are compressed and when investments in technology are required to ensure a more permanent long-term reduction in expenses.

Table 2

ALPHA BANK : 2002 HALF YEAR RESULTS

	Group		Bank	
(in million euros)	**2002**	**2001**	**2002**	**2001**
Net interest income	538.0	527.6	475.2	467.4
Revenue excluding interest	408.8	498.2	260.4	371.3
Operating expenses	445.6	415.4	384.4	358.1
Depreciation and provisions	305.3	274.1	190.3	163.7
Net profit before tax and after minorities	185.3	315.5	160.7	316.9
Net profit after tax and minorities	114.3	208.9	108.2	224.1

Compared to last year, results are influenced by the deterioration of the Capital Markets which led to the reduction of revenue from financial transactions and commission revenue from mutual funds, trading activities, IPO's, etc. Thus, net profits after taxes and minority rights amounted to Euro 114.3 million in the 3rd Quarter 2002 against Euro 208.9 million for the corresponding period of 2001 (-45.3%). Nevertheless, net interest income has improved compared to last year as well as non-interest income (commission, etc.) excluding trading operations results. 2002 Results viewed quarterly show a gradual improvement of

revenues related to Capital Markets, a trend which we believe will continue and will positively influence the Bank's results in 2003.

Athens, October 31, 2002

Κωδ. 1295-2(b)
File No. 82-3399

ALPHA BANK

ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 30ΗΣ ΣΕΠΤΕΜΒΡΙΟΥ 2002 (Π.Δ. 360/85)

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	30.9.2002		30.9.2001	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.154.081		1.337.298
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		3.168.241		8.036.093
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	629.461		632.353	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (reverse repos)	3.245.532	3.874.993	708.811	1.341.164
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	14.891.447		12.581.748	
- Λοιπές απαιτήσεις	28.362		35.172	
	14.919.809		12.616.920	
Μείον: Προβλέψεις	311.390	14.608.419	228.907	12.388.013
Χρεόγραφα		1.781.148		1.378.134
Συμμετοχές		1.532.632		1.385.336
Άυλα πάγια στοιχεία:				
- Υπεραξία συγχωνεύσεως	667.955		667.955	
Μείον: Αποσβέσεις μέχρι 30.9	81.703	586.252	48.305	619.650
- Λοιπά άυλα πάγια στοιχεία	201.080		153.321	
Μείον: Αποσβέσεις μέχρι 30.9	124.491	76.589	93.792	59.529
Ενσώματα πάγια στοιχεία	590.557		537.437	
Μείον: Αποσβέσεις μέχρι 30.9	323.577	266.980	291.316	246.121
Λοιπά στοιχεία ενεργητικού		338.805		875.455
Προπληρωθέντα έξοδα και έσοδα εισπρακτέα		295.990		415.753
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		27.684.130		28.082.546
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		45.384.009		46.961.397

ΠΑΘΗΤΙΚΟ

	30.9.2002		30.9.2001	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	1.299.357		2.106.485	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	605.787	1.905.144	881.420	2.987.905
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	16.306.894		14.194.500	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	5.892.025		7.610.428	
	22.198.919		21.804.928	
- Επιταγές και εντολές πληρωτέες	184.942	22.383.861	158.500	21.963.428
Λοιπά στοιχεία παθητικού		375.397		296.778
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		174.825		215.214
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	10.162		8.798	
- Λοιπές προβλέψεις	12.965	23.127	67.128	75.926
Δάνεια μειωμένης εξασφαλίσεως		600.000		275.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		760.793	
Αποθεματικά	1.345.136	2.113.598	1.280.049	2.040.842
Καθαρά κέρδη εννεαμήνου 1.1-30.9		108.178		227.453
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		27.684.130		28.082.546
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		45.384.009		46.961.397

ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΕΝΝΕΑΜΗΝΟΥ 1.1 - 30.9.2002

	1.1 - 30.9.2002		1.1 - 30.9.2001	
Τόκοι και εξομοιούμενα έσοδα	921.038		1.261.330	
Μείον: Τόκοι και εξομοιούμενα έξοδα	445.854	475.184	793.959	467.371
Έσοδα από τίτλους		14.363		49.047
Προμήθειες (έσοδα μείον έξοδα)		170.207		174.571
Αποτελέσματα χρηματοοικονομικών πράξεων		65.044		116.866
Λοιπά έσοδα εκμεταλλεύσεως		7.430		6.639
Μικτά αποτελέσματα εκμεταλλεύσεως		732.228		814.494
Μείον: Αμοιβές και έξοδα προσωπικού	239.400		228.726	
Γενικά έξοδα και φόροι	145.155	384.555	129.404	358.130
Αποσβέσεις	86.112		75.557	
Πρόβλεψη για επισφαλείς απαιτήσεις	101.560		84.733	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	2.534		940	
Λοιπές προβλέψεις	106	190.312	2.519	163.749
Ολικά αποτελέσματα εκμεταλλεύσεως		157.361		292.615
Έκτακτα έσοδα		1.979		23.534
Έκτακτα έξοδα		(1.241)		(3.631)
Έκτακτα αποτελέσματα		2.599		4.346
Καθαρά κέρδη (προ φόρου)		160.698		316.914
Μείον: Φόρος εισοδήματος (πρόβλεψη)		52.520		89.461
Καθαρά κέρδη μετά από το φόρο		108.178		227.453
Για να καταστούν συγκρίσιμα τα ανωτέρω αποτελέσματα αφαιρούνται από το εννεάμηνο 2001 τα αποτελέσματα του Δ' τριμήνου 2000 της πρώην Alpha Finance, μειωμένα κατά τον αναλογούντα φόρο εισοδήματος				(3.320)
Καθαρά κέρδη μετά από το φόρο συγκρίσιμα		108.178		224.133

Σημειώσεις: **1.** Η εμφανιζόμενη στη λογιστική κατάσταση αξία κτήσεως του χαρτοφυλακίου συμμετοχών και χρεογράφων της Τραπέζης είναι μεγαλύτερη της αντιστοίχου τρεχούσης αξίας, όπως αυτή προσδιορίζεται από τις σχετικές διατάξεις του άρθρου 43 Κ.Ν. 2190/1920, κατά Ευρώ 222 εκατ. περίπου. **2.** Η εξ Ευρώ 667,96 εκατ. "Υπεραξία συγχωνεύσεως" προέκυψε στη χρήση 2000 από τη συγχώνευση της πρώην Ιονικής Τραπέζης και αποσβένεται σε 20 έτη, αντί των 5 ετών που προβλέπεται από τον Κ.Ν. 2190/1920. **3.** Βάσει πρόσφατης αναλογιστικής μελέτης, και μετά την επιβάρυνση των αποτελεσμάτων του εννεαμήνου 2002 με ποσό Ευρώ 34,10 εκατ., για κάλυψη υποχρεώσεων της Τραπέζης προς το Ταμείο Αλληλοβοηθείας του προσωπικού της, εκτιμάται ότι θα απαιτηθούν πρόσθετα Ευρώ 136 εκατ. περίπου (αποπροεξοφλημένο ποσό) για την πλήρη κάλυψη των υποχρεώσεων αυτών. **4.** Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 1999. **5.** Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων. **6.** Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διοικητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία της Τραπέζης. **7.** Ο αριθμός του απασχολούμενου προσωπικού την 30.9.2002 ήταν 7.878 άτομα. **8.** Το έτος 2002 έγινε αύξηση του μετοχικού κεφαλαίου της Τραπέζης κατά Ευρώ 7.669.064,24 που προήλθε: α) από την κεφαλαιοποίηση της υπεραξίας από την αναπροσαρμογή ακινήτων (Ν. 2065/1992) Ευρώ 7.380.778,07 και β) από κεφαλαιοποίηση μέρους της διαφοράς από έκδοση μετοχών υπέρ το άρτιο Ευρώ 288.286,17, με ταυτόχρονη αύξηση της ονομαστικής αξίας της μετοχής σε Ευρώ 4,15. **9.** Ορισμένα κονδύλια της λογιστικής καταστάσεως της 30.9.2001 αναμορφώθηκαν για να είναι συγκρίσιμα με τα αντίστοιχα κονδύλια της λογιστικής καταστάσεως της 30.9.2002. **10.** Η Τράπεζα υπάγεται στον κωδικό 651.9 σύμφωνα με την 4-ψήφια ταξινόμηση των κλάδων οικονομικής δραστηριότητος του ΣΤΑΚΟΔ 91. **11.** Οι βασικές λογιστικές αρχές που ακολουθήθηκαν για τη σύνταξη των λογιστικών καταστάσεων της 30.9.2002, είναι όμοιες με εκείνες που εφαρμόσθηκαν και για τη σύνταξη των οικονομικών καταστάσεων της 31.12.2001 και προβλέπονται από τις σχετικές διατάξεις του Κ.Ν. 2190/1920.

Αθήναι, 31 Οκτωβρίου 2002

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΚΩΝΣΤΑΝΤΙΝΟΣ Α. ΚΥΡΙΑΚΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK

ΕΝΟΠΟΙΗΜΕΝΗ ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 30ΗΣ ΣΕΠΤΕΜΒΡΙΟΥ 2002 ΤΩΝ ΕΤΑΙΡΙΩΝ ΤΟΥ ΟΜΙΛΟΥ ΠΟΥ ΑΝΗΚΟΥΝ ΣΤΟ ΧΡΗΜΑΤΟΠΙΣΤΩΤΙΚΟ ΤΟΜΕΑ (Π.Δ. 360/85)

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	30.9.2002		30.9.2001	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.428.993		1.637.368
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		3.168.241		8.036.093
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	526.854		492.072	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (reverse repos)	3.245.532	3.772.386	708.811	1.200.883
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	16.398.680		14.128.185	
- Λοιπές απαιτήσεις	95.376		188.695	
	16.494.056		14.316.880	
Μείον: Προβλέψεις	361.627	16.132.429	275.583	14.041.297
Χρεόγραφα		2.503.092		2.037.100
Συμμετοχές		249.884		234.066
Άυλα πάγια στοιχεία:				
- Υπεραξία συγχωνεύσεως	667.955		667.955	
Μείον: Αποσβέσεις μέχρι 30.9	112.998	554.957	81.379	586.576
- Λοιπά άυλα πάγια στοιχεία	256.390		200.000	
Μείον: Αποσβέσεις μέχρι 30.9	174.355	82.035	132.971	67.029
Ενσώματα πάγια στοιχεία	1.418.075		1.304.848	
Μείον: Αποσβέσεις μέχρι 30.9	636.147	781.928	587.763	717.085
Λοιπά στοιχεία ενεργητικού		358.935		907.205
Προπληρωθέντα έξοδα και έσοδα εισπρακτέα		330.586		448.449
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		**29.363.376**		**29.913.151**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**49.975.772**		**45.855.799**

ΠΑΘΗΤΙΚΟ

	30.9.2002		30.9.2001	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	1.091.618		1.971.171	
- Υποχρεώσεις από πράξεις προσωρινής εκχώρησης	605.786	1.697.404	815.710	2.786.881
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	18.381.511		16.162.715	
- Υποχρεώσεις από πράξεις προσωρινής εκχώρησης	5.767.184		7.501.982	
	24.148.695		23.664.697	
- Επιταγές και εντολές πληρωτέες	185.480	24.334.175	159.548	23.824.245
Λοιπά στοιχεία παθητικού		469.743		446.662
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		213.560		247.314
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	21.607		17.946	
- Λοιπές προβλέψεις	13.151	34.758	67.374	85.320
Δάνεια μειωμένης εξασφαλίσεως		592.069		275.026
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		760.793	
Αποθεματικά	1.360.142		1.352.173	
	2.128.604		2.112.966	
Μείον: Διαφορές ενοποιήσεως	240.246		198.125	
Μείον: Ίδιες μετοχές	378.640	1.509.718	375.614	1.539.227
Αναλογία τρίτων		398.658		499.544
Καθαρά κέρδη εννεαμήνου 1.1 - 30.9		114.291		208.932
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		**29.363.376**		**29.913.151**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**49.975.772**		**45.855.799**

ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΕΝΝΕΑΜΗΝΟΥ 1.1 - 30.9.2002

	1.1 - 30.9.2002		1.1 - 30.9.2001	
Τόκοι και εξομοιούμενα έσοδα	1.032.502		1.387.264	
Μείον: Τόκοι και εξομοιούμενα έξοδα	494.499	538.003	859.681	527.583
Έσοδα από τίτλους		10.409		11.239
Προμήθειες (έσοδα μείον έξοδα)		212.995		209.866
Αποτελέσματα χρηματοοικονομικών πράξεων		69.408		136.111
Λοιπά έσοδα εκμεταλλεύσεως		117.800		107.691
Υπεραξία από συμμετοχές σε συγγενείς επιχειρήσεις εκτός ενοποιήσεως		(5.279)		8.910
Μικτά αποτελέσματα εκμεταλλεύσεως		943.336		1.001.400
Μείον: Αμοιβές και έξοδα προσωπικού	281.438		267.066	
Γενικά έξοδα και φόροι	164.240	445.678	148.291	415.357
Αποσβέσεις	180.026		158.458	
Πρόβλεψη για επισφαλείς απαιτήσεις	113.847		95.590	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	2.650		1.459	
Λοιπές προβλέψεις	8.675	305.198	18.579	274.086
Ολικά αποτελέσματα εκμεταλλεύσεως		192.460		311.957
Έκτακτα έσοδα		2.810		23.189
Έκτακτα έξοδα		(2.043)		(3.370)
Έκτακτα αποτελέσματα		2.731		4.590
Καθαρά κέρδη (προ φόρου)		196.958		336.365
Μείον: Φόρος εισοδήματος (πρόβλεψη)		71.021		106.590
Καθαρά κέρδη μετά από το φόρο		124.937		229.775
Μείον: Αναλογία κερδών τρίτων		10.646		20.843
Καθαρά κέρδη μετά από το φόρο και την αναλογία τρίτων		**114.291**		**208.932**

Σημειώσεις: 1. Οι εταιρίες του χρηματοπιστωτικού τομέα που περιλαμβάνονται στην ενοποίηση, πέραν της "ALPHA BANK", είναι: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Τράπεζα Λίμιτεδ, 5. Alpha Bank AD Skopje, 6. Alpha Leasing A.E., 7. Alpha Επενδύσεων A.E., 8. Alpha Finance A.X.E.Π.Ε.Υ., 9. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ., 10. Alpha Συμμετοχών Ρουμανίας Α.Ε., 11. Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε., 12. Alpha Α.Ε. Επενδυτικών Συμμετοχών, 13. Alpha Αστικά Ακίνητα Α.Ε., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc, 16. Alpha Finance US Corporation, 17. Alpha Finance Ltd Κύπρος, 18. Alpha Asset Management Α.Ε.Π.Ε.Υ., 19. Alpha Finance Romania S.A., 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha Α.Ε. Συμμετοχών και Επενδύσεων, 23. ABC Factors A.E., 24. Ιονική Συμμετοχών Α.Ε., 25. Fact Hellas A.E., 26. C.B. Imoleasing Southeastern Ltd., 27. Messana Holdings S.A. **2.** Η εξ Ευρώ 667,95 εκατ. "Υπεραξία συγχωνεύσεως" προέκυψε στη χρήση 2000 από την συγχώνευση της πρώην Ιονικής Τραπέζης και αποσβένεται σε 20 έτη, αντί των 5 ετών που προβλέπεται από τον Κ.Ν. 2190/1920. **3.** Βάσει πρόσφατης αναλογιστικής μελέτης, και μετά την επιβάρυνση των αποτελεσμάτων του εννεαμήνου 2002 με ποσό Ευρώ 34,10 εκατ., για κάλυψη υποχρεώσεων της Τραπέζης προς το Ταμείο Αλληλοβοηθείας του προσωπικού της, εκτιμάται ότι θα απαιτηθούν πρόσθετα Ευρώ 136 εκατ. περίπου (αποπροεξοφλημένο ποσό) για την πλήρη κάλυψη των υποχρεώσεων αυτών. **4.** Η εμφανιζόμενη στην ενοποιημένη λογιστική κατάσταση αξία κτήσεως του χαρτοφυλακίου του Ομίλου είναι μεγαλύτερη της αντίστοιχης τρεχούσης αξίας, όπως αυτή προσδιορίζεται από τις σχετικές διατάξεις του άρθρου 43 Κ.Ν. 2190/1920, κατά Ευρώ 140 εκατ. περίπου. Μέρος του ποσού αυτού εξ Ευρώ 68,5 εκατ. περίπου αναλογεί στα ενοποιημένα αποτελέσματα του Ομίλου. **5.** Το σύνολο σχεδόν των εταιριών του Ομίλου έχει ελεγχθεί φορολογικά έως τη χρήση 1999. **6.** Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων. **7.** Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου. **8.** Ο αριθμός του απασχολουμένου προσωπικού την 30.9.2002 ήταν 9.763 άτομα. **9.** Ορισμένα κονδύλια της ενοποιημένης λογιστικής καταστάσεως της 30.9.2001 αναμορφώθηκαν για να είναι συγκρίσιμα με τα αντίστοιχα κονδύλια της ενοποιημένης λογιστικής καταστάσεως της 30.9.2002. **10.** Οι βασικές λογιστικές αρχές που ακολούθησαν οι εταιρίες του χρηματοπιστωτικού τομέα της ALPHA BANK για τη κατάρτιση των λογιστικών καταστάσεων τους είναι όμοιες με εκείνες που εφαρμόσθηκαν για τη σύνταξη των οικονομικών καταστάσεων της 31.12.2001 και προβλέπονται από τις σχετικές διατάξεις του Κ.Ν. 2190/1920.

Αθήναι, 31 Οκτωβρίου 2002

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΚΩΝΣΤΑΝΤΙΝΟΣ Α. ΚΥΡΙΑΚΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK
Interim Financial Statements as at September 30, 2002
(Amounts in thousand Euro)

ssets

	30.9.2002		30.9.2001	
ash and balances with the Central Bank		1.154.081		1.337.298
easury bills and other securities eligible for financing with the Central Bank		3.168.241		8.036.093
terbank deposits and loans:				
)eposits	629.461		632.353	
Reverse repos	3.245.532	3.874.993	708.811	1.341.164
ans and advances to customers :				
.oans and advances	14.891.447		12.581.748	
)ther receivables	28.362		35.172	
	14.919.809		12.616.920	
ss : Allowances for credit losses	311.390	14.608.419	228.907	12.388.013
ecurities		1.781.148		1.378.134
vestments		1.532.632		1.385.336
tangible assets:				
Goodwill	667.955		667.955	
ss : Amortization till 30.9	81.703	586.252	48.305	619.650
)ther intangible assets	201.080		153.321	
ss : Amortization till 30.9	124.491	76.589	93.792	59.529
ngible assets	590.557		537.437	
ss : Depreciation till 30.9	323.577	266.980	291.316	246.121
her assets		338.805		875.455
epayments and accrued income		295.990		415.753
)TAL ASSETS		27.684.130		28.082.546
F BALANCE SHEET ACCOUNTS		45.384.009		46.961.397

Liabilities

	30.9.2002		30.9.2001	
Due to credit institutions:				
- Deposits	1.299.357		2.106.485	
- Commitments arising out of sale and repurchase transactions	605.787	1.905.144	881.420	2.987.905
Customer amounts :				
- Deposits	16.306.894		14.194.500	
- Commitments arising out of sale and repurchase transactions	5.892.025		7.610.428	
	22.198.919		21.804.928	
- Cheques and orders payable	184.942	22.383.861	158.500	21.963.428
Other liabilities		375.397		296.778
Accruals and deferred income		174.825		215.214
Provisions :				
- Provisions for staff retirement indemnities	10.162		8.798	
- Other provisions	12.965	23.127	67.128	75.926
Subordinated Debts		600.000		275.000
Capital and Reserves :				
Share capital	768.462		760.793	
Reserves	1.345.136	2.113.598	1.280.049	2.040.842
Net profit for the period 1.1 - 30.9		108.178		227.453
TOTAL LIABILITIES		27.684.130		28.082.546
OFF BALANCE SHEET ACCOUNTS		45.384.009		46.961.397

Profit and Loss Account
(1.1 - 30.9.2002)

	1.1 - 30.9.2002		1.1 - 30.9.2001	
Interest income and similar income	921.038		1.261.330	
Less : Interest expense and similar charges	445.854	475.184	793.959	467.371
Dividend income		14.363		49.047
Net commissions		170.207		174.571
Net profit on financial operations		65.044		116.866
Other operating income		7.430		6.639
Gross operating results		732.228		814.494
Less : Staff costs	239.400		228.726	
General expenses and taxes	145.155	384.555	129.404	358.130
Depreciation and amortization expenses	86.112		75.557	
General provision for credit risk	101.560		84.733	
Provisions for staff retirement indemnities	2.534		940	
Other provisions	106	190.312	2.519	163.749
Total operating results		157.361		292.615
Extraordinary income		1.979		23.634
Extraordinary charges		(1.241)		(3.681)
Extraordinary profit or loss		2.599		4.346
Net profit (before tax)		160.698		316.914
Less: Income tax (provision)		52.520		89.461
Net profit after tax according to P.D. 360/85		108.178		227.453
For comparison purposes and after taking into consideration the proportionate income tax, it has been deducted:				
-From the net profit of 2001, the net profit of the 4th quarter of 2000 of former Alpha Finance.				(3.320)
Net profit for the period after tax (comparable)		**108.178**		**224.133**

Notes :
1. In the interim financial statement, the investment and securities portfolio are presented at cost, which is higher than the market value, as calculated in accordance with the provisions of article 43 of Company Law 2190/1920, approximately by Euro 222 million.
2. The Euro 667.96 million "Goodwill" account resulted from the merger of former Ionian Bank in the financial year 2000 and is amortised over 20 years instead of 5 years as required by Company Law 2190/1920.
3. Based on a recent actuarial study and after an additional contribution of Euro 34.10 million charged against the results of 9 month period of 2002, it has been estimated that an ammount of approximately Euro 136 million (on an after tax basis) will be required to fully cover the Bank's liability due to its employees for the auxiliary pension fund.
4. The Bank has been audited by the Tax Authorities until the financial year 1999.
5. No fixed assets of the Bank have been pledged.
6. There are no legal issues pending before national or arbitral courts or decisions of national or arbitral courts which may have an important effect on the financial position or operation of the Bank.
7. The Bank's employees on September 30, 2002 numbered 7,878.
8. In 2002, the Bank's share capital has been increased by Euro 7,669,064.24 due to: a) the capitalisation of surplus arising from the fixed assets readjustment (L.2065/1992) by Euro 7,380,779.07 and b) the capitalisation of part of share premium account by Euro 288,285.17, with a simultaneous raise of Bank's share nominal value to Euro 4.15.
9. Certain financial statement items for 2001 have been restated and the corresponding amounts have been accordingly adjusted for comparison purposes.
10. The Bank comes under code 651.9, according to the 4-digit classification of the economic activity sector.
11. The basic accounting principles followed by Alpha Bank for the preparation of the interim financial statements are similar to the ones followed for the preparation of Balance Sheet as at December 31, 2001 and are in accordance with the relevant provisions of Company Law 2190/1920.

Athens, October 31, 2002

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Manager of the Finance Division
YANNIS S. COSTOPOULOS	CONSTANTINE A. KYRIACOPOULOS	GEORGE N. KONTOS

ALPHA BANK

Consolidated Interim Financial Statements of the Group of Companies of the Financial/Credit Sector as at September 30, 2002

(Amounts in thousand Euro)

ssets

	30.9.2002		30.9.2001	
ash and balances with the Central Bank		1.428.993		1.637.368
'easury bills and other securities eligible for financing with the Central Bank		3.168.241		8.036.093
terbank deposits and loans :				
Deposits	526.854		492.072	
Reverse repos	3.245.532	3.772.386	708.811	1.200.883
ɔans and advances to customers :				
.oans and advances	16.398.680		14.128.185	
Other receivables	95.376		188.695	
	16.494.056		14.316.880	
ss : Allowances for credit losses	361.627	16.132.429	275.583	14.041.297
ecurities		2.503.002		2.037.100
vestments		249.884		234.066
tangible assets:				
Goodwill	667.955		667.955	
ss : Amortization till 30.9	112.998	554.957	81.379	586.576
Other intangible assets	256.390		200.000	
ss : Amortization till 30.9	174.355	82.035	132.971	67.029
angible assets	1.418.075		1.304.848	
ss : Depreciation till 30.9	636.147	781.928	587.763	717.085
ther assets		358.935		907.205
epayments and accrued income		330.586		448.449
TAL ASSETS		**29.363.376**		**29.913.151**
FF BALANCE SHEET ACCOUNTS		**49.975.772**		**45.855.799**

Liabilities

	30.9.2002		30.9.2001	
Due to credit Institutions				
- Deposits	1.091.618		1.971.171	
- Commitments arising out of sale and repurchase transactions	605.786	1.697.404	815.710	2.786.881
Customer amounts :				
- Deposits	18.381.511		16.162.715	
- Commitments arising out of sale and repurchase transactions	5.767.184		7.501.982	
	24.148.695		23.664.697	
- Cheques and orders payable	185.480	24.334.175	159.548	23.824.245
Other liabilities		468.743		446.662
Accruals and deferred income		213.560		247.314
Provisions :				
- Provisions for staff retirement indemnities	21.607		17.946	
- Other provisions	13.151	34.758	67.374	85.320
Subordinated Debts		592.069		275.026
Capital and Reserves :				
Share capital	768.462		760.793	
Reserves	1.360.142		1.352.173	
	2.128.604		2.112.966	
Less:Consolidation differences	240.246		198.125	
Less:Treasury shares	378.640	1.509.718	375.614	1.539.227
Minority interests		398.658		499.544
Net profit for the period 1.1 - 30.9		114.291		208.932
TOTAL LIABILITIES		**29.363.376**		**29.913.151**
OFF BALANCE SHEET ACCOUNTS		**49.975.772**		**45.855.799**

Consolidated profit and loss account (1.1 - 30.9.2002)

	1.1 - 30.9.2002		1.1 - 30.9.2001	
Interest income and similar income	1.032.502		1.387.264	
Less : Interest expense and similar charges	494.499	538.003	859.681	527.583
Dividend income		10.409		11.239
Net commissions		212.995		209.866
Net profit on financial operations		69.408		136.111
Other operating income		117.800		107.691
Surplus value from participation in companies not consolidated		(5.279)		8.910
Gross operating results		943.336		1.001.400
Less : Staff costs	281.438		267.066	
General expenses and taxes	164.240	445.678	148.291	415.357
Depreciation and amortization expenses	180.026		158.458	
General provision for credit risk	113.847		95.590	
Provisions for staff retirement indemnities	2.650		1.459	
Other provisions	8.675	305.198	18.579	274.086
Total operating results		192.460		311.957
Extraordinary income		2.810		23.188
Extraordinary charges		(2.043)		(3.370)
Extraordinary profit or loss		2.731		4.590
Net profit (before tax)		195.958		336.365
Less: Income tax (provision)		71.021		106.590
Net profit after tax		124.937		229.775
Less: Minority shareholders' share		10.646		20.843
Net profit for the period after tax		**114.291**		**208.932**

Notes :

1. The Group companies of the financial services sector that have been consolidated with the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Alpha Bank A.D. Skopje, 6. Alpha Leasing A.E., 7. Alpha Investments A.E., 8. Alpha Finance A.X.E.P.E.Y. , 9. Alpha Private Investment Services A.E.P.E.Y., 10. Alpha Romanian Holdings Company A.E., 11. Alpha Mutual Fund Management A.E., 12. Alpha Ventures A.E., 13. Alpha Astika Akinita A.E., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc., 16. Alpha Finance U.S. Corporation, 17. Alpha Finance Ltd Cyprus, 18. Alpha Asset Management A.E.P.E.Y., 19. Alpha Finance Romania S.A., 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha Equity Fund A.E., 23. ABC Factors A.E., 24. Ionian Holdings A.E., 25.Fact Hellas A.E., 26. C.B. Interleasing Southeastern Ltd., 27. Messana Holdings S.A.
2. The Euro 667.96 million "Goodwill" account, resulted from the merger of former Ionian Bank in the financial year 2000 and is amortized over 20 years instead of 5 years as required by Company Low 2190/1920.
3. Based on a recent actuarial study and after an additional contribution of Euro 34.10 million charged against the results of the nine month period, it has been estimated that an amount of approximately Euro 136 million (on an after tax basis will be required to fully cover the Bank's liability due to its employees for the auxiliary pension fund.
4. In the consolidated interim financial statements the investment and securities portfolio are stated at cost, which is higher than the market value, as calculated in accordance with the provisions of article 43 of Company Law 2190/1920, by approximately Euro 140 millon, out of which, approximately Euro 68.5 million relates to the consolidated results of the Group.
5. The majority of the consolidated companies have been audited by the tax authorities until the financial year 1999.
6. No fixed assets have been pledged.
7. There are no legal issues pending before national or arbitral courts or decisions of national or arbitral courts which may have an important effect on the financial position or operation of the Group.
8. The Group's employees on September 30, 2002 numbered 9,763.
9. Certain financial statement items for 2001 have been restated and the corresponding amounts have been accordingly adjusted for comparison purposes.
10. The basic accounting principles followed by the Group companies for the preparation of the interim financial statements are similar to the ones followed for the preparation of the financial statements as at December 31, 2001 and are in accordance with the relevant provisions of Company Law 2190/1920.

Athens, October 31, 2002

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Manager of the Finance Division
YANNIS S. COSTOPOULOS	CONSTANTINE A. KYRIACOPOULOS	GEORGE N. KONTOS